Exhibit 12.1

Royal Caribbean Cruises Ltd.
Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Years Ended December 31,
	2015	2014	2013	2012	2011

Earnings

Net income	$665,783	$764,146	$473,692	$18,287	$607,421
Income tax (benefit) expense	11,094	(20,896)	24,937	55,518	20,673
Income from equity investees, net of distributions	(53,015)	(45,362)	(26,071)	(21,078)	(118)
Fixed charges	314,107	299,410	364,515	383,575	409,246
Capitalized interest	(26,491)	(28,827)	(17,878)	(13,281)	(13,986)
Earnings	$911,478	$968,471	$819,165	$423,021	$1,023,236

Fixed Charges
Interest expense (1)	$304,216	$287,126	$350,299	$369,062	$396,402
Interest portion of rent expense (2)	9,891	12,284	14,216	14,513	12,844
Fixed charges	$314,107	$299,410	$364,515	$383,575	$409,246

Ratio of Earnings to Fixed Charges	2.9x	3.2x	2.2x	1.1x	2.5x

(1) Interest expense includes capitalized interest and amortization of deferred financing expenses.
(2) For the years 2014 through 2011, interest portion of rent expense represents actual interest charges for Brilliance of the Seas operating lease. For all other rentals in the periods presented, we have assumed that one-third of rent expense is representative of the interest factor.